UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to
Section 15(D) of the Securities Exchange Act of 1934

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025
OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File No. 1-01342

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:
CPKC 401(k) SAVINGS PLAN
120 South Sixth Street, Suite 800
Minneapolis, Minnesota
55402 United States

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
Canadian Pacific Kansas City Limited
7550 Ogden Dale Road S.E.
Calgary, Alberta T2C 4X9

CPKC 401(k) SAVINGS PLAN (formerly CP 401(k) SAVINGS PLAN)
Employer ID No.: 41-6009079
Plan Number: 002
Financial Statements as of and for the Years Ended
December 31, 2025 and 2024, Supplemental Schedule
as of December 31, 2025, and Report of Independent
Registered Public Accounting Firm

CPKC 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2025:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	12

EXHIBITS	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
CPKC 401(k) Savings Plan     (formerly CP 401(k) Savings Plan)
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CPKC 401(k) Savings Plan (formerly CP 401(k) Savings Plan) (the “Plan”) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, including the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i-Schedule of Assets (Held at Year End) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Armanino LLP

St. Louis, Missouri
June 17, 2026

We have served as the Plan’s auditor since 2023.

CPKC 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS:
Investments (Note 3)—participant directed
Mutual funds	$489,804,957	$263,813,372
Common stock—Canadian Pacific Kansas City Limited stock	14,443,603	5,152,034
Self-directed brokerage account	18,881,424	1,656,661
Investments (Notes 3 and 4)—nonparticipant directed
Mutual funds	—	19,691,248
Total investments	523,129,984	290,313,315

Notes receivable from participants	9,345,177	6,199,221
Employer contribution receivable	4,131,136	2,320,264
Total assets	536,606,297	298,832,800

LIABILITIES:
Other liabilities	—	4,698
Total liabilities	—	4,698

NET ASSETS AVAILABLE FOR BENEFITS	$536,606,297	$298,828,102
The accompanying notes are an integral part of these financial statements.

CPKC 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
INVESTMENT INCOME:
Net appreciation in fair value of investments	$54,035,627	$31,882,492
Interest and dividends	10,317,224	3,997,190
Other income	88,266	97,561
Investment income before investment-related expenses	64,441,117	35,977,243
Less: investment-related expenses	(864,466)	(419,949)
Net investment income	63,576,651	35,557,294
CONTRIBUTIONS:
Participant	20,536,421	15,796,721
Participant Rollover	1,318,954	5,366,203
Employer	8,252,876	2,924,637
Other	(193,926)	(59,171)
Total contributions	29,914,325	24,028,390

DEDUCTIONS:
Benefits paid to participants	(43,885,338)	(23,618,635)
Total deductions	(43,885,338)	(23,618,635)

NET INCREASE IN NET ASSETS BEFORE PLAN MERGER	49,605,638	35,967,049

PLAN MERGERS:
CPKC 401(k) Savings Plan & Canadian Pacific U.S. Salaried Retirement Income Plan merger (Note 1)	—	22,011,512
CPKC 401(k) Savings Plan & Kansas City Southern 401(k) and Profit sharing Plan merger (Note 1)	188,172,557	—

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	237,778,195	57,978,561

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	298,828,102	240,849,541
End of year	$536,606,297	$298,828,102
The accompanying notes are an integral part of these financial statements.

CPKC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1.     SUMMARY DESCRIPTION OF THE PLAN

The following description of the CPKC 401(k) Savings Plan (the “Plan”) is provided for general informational purposes only as it relates to the terms and conditions of the Plan as of December 31, 2025, and 2024. The Canadian Pacific U.S. Salaried Retirement Income Plan (the "SRIP Plan") was merged into this Plan effective December 31, 2024, and certain terms and conditions of the Plan subsequently changed, effective January 1, 2025. SRIP Plan assets of $22,011,512 were transferred into the Plan. Additionally, the Kansas City Southern 401(k) and Profit Sharing Plan (the "KCS 401(k) Plan") merged into the CP 401(k) Savings effective May 27, 2025, and the plan was renamed the CPKC 401(k) Savings Plan. KCS 401(k) Plan assets of $188,172,557 were transferred into the Plan. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.
General - The Plan is a defined contribution savings plan covering all eligible employees of Soo Line Railroad Company ("Soo Line"), Delaware and Hudson Railway Company, Inc. ("D&H"), Dakota, Minnesota and Eastern Railroad Corporation ("DM&E"), Central Maine & Quebec Railway U.S. Inc. ("CMQ U.S."), Kansas City Southern ("KCS"), Kansas City Southern Railway ("KCSR"), Trans-Serve Inc. ("TSI"), and Gateway Eastern Railway Company ("GER") (the “Companies”). The Companies are all subsidiaries of Canadian Pacific Kansas City Limited.
The Plan Investment Committee manages and monitors the investments of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the “Code”), as amended. Principal Financial Group Inc. (the "Trustee") is the trustee and record-keeper of the Plan.
Eligibility - Qualified employees may participate in the Plan if they have reached the age of 18 and have completed 30 days of service with the Companies.
Contributions - Allowed pretax and/or post-tax participant contributions to the Plan were in a range of 1% to 75% of their compensation as an elective deferral savings contribution under Section 401(k) of the Code. Eligible Plan participants are automatically enrolled at 3% of Plan eligible compensation per pay period. Participants may change their contribution percentage every pay period. Transportation Communications International Union participants who accumulate a balance of 80 hours of sick pay as of December 31 of each year may elect to convert a certain portion of these sick days into additional contributions to the Plan. The maximum sick leave that a participant has the option to convert into a sick leave pay deposit to the Plan is 80 hours per year. The value of the sick leave pay deposit is calculated using the hours elected by the participant, multiplied by a base pay amount, which is adjusted for cost of living as provided by the Plan document. These deposits are then included as employee contributions. The maximum allowable elective contribution percentage limitation at the Companies’ discretion was 75% but is limited to the maximum allowable elective deferral for federal income tax purposes of $23,500 in 2025 (2024 - $23,000).
The Plan provides for an employer matching contribution of 50% of the first 6% of eligible compensation that a non-union participant contributes. Participating union employees are eligible to receive matching contributions only if their collective bargaining agreement so provides. Employees eligible to receive an employer nonelective contributions receive annual nonelective contribution equal to 3.5% of eligible compensation for the Plan year. For CMQ U.S. Non-union and Union employees, the Plan provides for an employer matching contribution of 2% of eligible compensation. The employees of Kansas City Southern Railway Company, formerly part of Midsouth Corporation and SouthRail Corporation receive an employer match of 100% on first $500 of contributions. No employee is eligible for an employer matching contribution on their catch-up contributions. Participants who have attained age 50 before or at the end of the Plan year are eligible to make catch-up contributions of $7,500 in 2025 (2024 - $7,500). Members reaching age 60-63 in the year have the ability to make catch-up contributions of up to $11,250 in 2025 (2024 - $7,500). The Plan allows for participant rollovers from other qualified plans. Contributions in excess of Code limitations are returned to participants when determined. There were no excess contributions at December 31, 2025 and 2024.
Participant Accounts - Participants may direct their Plan contributions and existing account balances to one or a combination of the investment options available. Investment options may be changed daily. Each participant’s account is credited with the participant’s contributions, related matching contributions (if applicable), and an allocation of Plan earnings from the participant’s respective elected investment fund options. Participant accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses that are paid by the Plan. Earnings of each investment fund are allocated daily based on the participant’s account balances, as defined in the Plan document. Matching contributions are allocated the same as the participant contributions as elected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting - Participants in the Plan are immediately vested in the value of their voluntary contributions, and rollover contributions, if any. Non-union employees (except CMQ U.S.) are immediately vested in their employer matching contributions, plus earnings and losses thereon. The following unionized employees are eligible for matching contributions: all DM&E unionized, all CMQ U.S. unionized, and Kansas City Southern Railway Company unionized employees who are members of one of the following collective bargaining units with the former MidSouth Rail Corporation ("MidSouth Participants"):
•Brotherhood Maintenance of Way Employees
•Brotherhood of Railway Signalmen
•Brotherhood of Railway Carmen
•United Transportation Union
•International Brotherhood of Electrical Workers
•Brotherhood of Locomotive Engineers
•International Association of Machinists and Aerospace Workers
The vesting schedule for the matching contribution of DM&E union and all CMQ U.S. Plan participants is as follows:

Years of Vesting Service	Vested Percentage
Less than One	—%
One but less than Two	33%
Two but less than Three	66%
Three or more	100%
The vesting schedule for the matching contributions for MidSouth Participants is as follows:

Years of Vesting Service	Vested Percentage
Less than One	—%
One but less than Two	20%
Two but less than Three	40%
Three but less than Four	60%
Four but less than Five	80%
Five or more	100%
Forfeited Accounts - Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in the matching contributions and earnings and losses thereon. Forfeitures may be used to reinstate the account of a participant who resumes employment with the Companies before incurring five consecutive 1-year breaks in service, to make any required corrective contributions, or to pay reasonable administrative expenses of the Plan. Remaining forfeitures are used to reduce the Employer's matching contributions and other Employer contributions. Unused forfeited accounts balance as of December 31, 2025 was $44,931 (2024 - $226,879). For the year ended December 31, 2025, the amounts used from forfeited nonvested accounts to reduce the employer contributions and pay administrative expenses were $293,652 (2024 - $65,251).
Notes Receivable from Participants - Plan participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account. Loan maturities are five years or less, unless the loan qualifies as a home loan, in which case a longer time period may be permitted. Loans are repaid ratably over the repayment period through payroll deductions. The interest rate on participant loans is expected to be 2% over the prime lending rate at the time of origination. Interest rates on outstanding loans as of December 31, 2025 and 2024 ranged from 5.25% to 10.50%, with loan maturities at various dates through 2036. Participant loans are collateralized by the underlying participant account balance.

Payment of Benefits - Benefits are distributed to participants or beneficiaries upon death, disability, retirement, or termination of employment. Participants of the Plan may also elect to withdraw benefits subject to certain limitations including financial hardship or attainment of age 59 1/2. Rollover accounts may be withdrawn at any time. Benefit distributions under the Plan are made in either a single or partial lump-sum payment of the participant’s account balance, a series of substantially equal installments over a period not to exceed the lesser of ten years or the life expectancy of the participant or joint life expectancy of the participant and their beneficiary, or a combination thereof, at the discretion of the participant.
Plan Termination - Although the Companies have not expressed any intent to do so, they have the right under the Plan to discontinue their contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all unvested balances will become 100% vested and the net assets of the Plan will be allocated among the participants or beneficiaries in accordance with the Plan document.
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies, which are in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in conformity with U.S. GAAP.
Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. In accordance with Internal Revenue Service ("IRS") rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances, although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.
Contributions - Employer contributions are recorded in the period the participant earns the contribution.
Benefit Distributions - Benefit distributions are recorded when paid. The total amount allocated to the accounts of participants who elected to withdraw from the Plan but have not yet been paid was $0 at December 31, 2025 (2024 - $0).
Excess Contribution Payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction of contributions. Excess contributions are distributed to the applicable participants in the subsequent Plan year.
Investment-Related Expenses - Investment-related expenses are paid out of Plan assets. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. The Companies pay administrative expenses of the Plan at their discretion.
Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. The Plan's management regularly reviews its estimates, including those related to the Plan and other benefits based upon currently available information. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions, and credit risk. Due to the level of risk associated with certain investment securities, and the inherent uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term will affect the amounts reported in the Plan’s financial statements.

3.    FAIR VALUE MEASUREMENTS
FASB Accounting Standards Codification, Fair Value Measurements and Disclosures ("ASC 820"), provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:
Basis of Fair Value Measurement
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Certain investments for which the practical expedient is used to measure fair value at net asset value ("NAV") are not classified in the fair value hierarchy. Instead, those investments are included as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statements of net assets available for benefits.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024:
Common Stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Self-Directed Brokerage Account - The Schwab Personal Choice Retirement Account was introduced in 2020. It includes a variety of common stocks, mutual funds, and exchange-traded funds. Participants may choose to allocate funds from other investment options to the Self-Directed Brokerage Account.
Transfers between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan’s management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2025 and 2024, there were no transfers between levels.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2025 and 2024, there were no assets classified as Level 2 or Level 3 valued investments.

Investments	As of December 31,
	2025	2024
Level 1 - Unadjusted quoted prices in active markets for identical assets:
Mutual funds	$489,804,957	$283,504,620
Common Stock—Canadian Pacific Kansas City Limited stock	14,443,603	5,152,034
Self-directed brokerage account	18,881,424	1,656,661
Total investments	$523,129,984	$290,313,315
4.    NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of and for the years ended December 31, 2025 and 2024, is as follows:

	2025	2024
Net Assets
Mutual funds	$—	$19,691,248

Changes in Net Assets:
Transfers to participant directed investments	$(19,691,248)	$—
CPKC 401(k) Savings Plan & Canadian Pacific U.S. Salaried Retirement Income Plan merger (Note 1)	—	19,691,248
Net Change in investments	(19,691,248)	19,691,248

Net Assets
Beginning of year	19,691,248	—
End of year	$—	$19,691,248
5.    EXEMPT RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Trustee is authorized under contract provisions, and by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control. Certain Plan investments, including shares of mutual funds, which are managed by the Trustee as defined by the Plan, qualify as exempt party-in-interest transactions. The Plan also issues loans to participants, which are secured by the vested balances in the participants' accounts. Fees paid for investment management services are included as a reduction of the return earned on each fund.
As of December 31, 2025 and 2024, the Plan, which is sponsored by Soo Line Railroad Company, a wholly owned subsidiary of Canadian Pacific Kansas City Limited (the "Company"), held 196,165 and 71,190 shares, respectively, of common stock of the Company. During the year ended December 31, 2025, the Plan purchased 14,316 (2024 - 12,144) shares and sold 32,705 (2024 - 13,660) shares of common stock of the Company, and recorded dividend income of $65,875 (2024 - $30,140). As part of the merger with the KCS 401(k) Plan, 143,334 shares of common stock were transferred into the Plan.
6.    INCOME TAX STATUS
The Plan has been adopted in the form of a pre-approved plan document. The pre-approved plan received a favorable opinion letter from the Internal Revenue Service dated June 30, 2020, stating that it is qualified under Section 401(a) of the Code, and that any employer adopting the pre-approved plan will be considered to have a qualified plan under Section 401(a) of the Code. The Plan's management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions and the U.S. Department of Labor; however, there are currently no audits of any tax periods in progress. The Plan’s management believes the Plan is no longer subject to income tax examinations for years prior to 2022.
7.    RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2025	2024
Net assets available for benefits per the financial statements	$536,606,297	$298,828,102
Deduct: Deemed distribution of participant loans	(91,011)	(137,348)
Net assets per the Form 5500	$536,515,286	$298,690,754

The following is a reconciliation of total net increase in net assets available for benefits per the financial statements to total net increase per the Form 5500:

Year Ended December 31, 2025
Total net increase in net assets before plan merger per the financial statements	$49,605,638
Add: Prior year deemed distributions of participant loans	137,348
Deduct: Current year deemed distributions of participant loans	(91,011)
Total net increase per the Form 5500	$49,651,975
8.    SUBSEQUENT EVENTS
Plan management has evaluated the effects of events that have occurred subsequent to December 31, 2025, through June 17, 2026, the date the financials were available to be issued, and determined that no such events have occurred.

SUPPLEMENTAL SCHEDULE
CPKC 401(k) SAVINGS PLAN
Employer ID No.: 41-6009079
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Participant-Directed Investments
	JP Morgan Large Cap Growth	Mutual fund		$67,681,087
	Fidelity 500 Index Fund	Mutual fund		67,197,894
	Vanguard Group - Federal Money Market	Mutual fund		28,833,143
	Dodge & Cox Stock Fund	Mutual fund		23,117,544
	JPMorgan Small Cap Equity Fund	Mutual fund		17,816,156
	Fidelity Extended Market Index Fund	Mutual fund		17,395,926
	American Funds EuroPacific Growth Fund	Mutual fund		15,569,065
	Baird Core Plus Bond Fund	Mutual fund		14,514,377
	Vanguard Total International ST Index	Mutual fund		11,769,238
	BlackRock LifePath Index Retirement Fund	Mutual Fund		19,978,394
	BlackRock LifePath Index 2030 Fund	Mutual Fund		21,956,945
	BlackRock LifePath Index 2035 Fund	Mutual Fund		42,524,970
	BlackRock LifePath Index 2040 Fund	Mutual Fund		34,740,910
	BlackRock LifePath Index 2045 Fund	Mutual Fund		40,682,895
	BlackRock LifePath Index 2050 Fund	Mutual Fund		33,728,676
	BlackRock LifePath Index 2055 Fund	Mutual Fund		18,407,282
	BlackRock LifePath Index 2060 Fund	Mutual Fund		8,260,662
	BlackRock LifePath Index 2065 Fund	Mutual Fund		5,313,538
	BlackRock LifePath Index 2070 Fund	Mutual Fund		316,255
*	Canadian Pacific Kansas City Ltd	Common Stock		14,443,603
	Self-directed brokerage account	Various - Mutual funds and Common stocks		18,881,424
*	Notes receivable from Participants	Notes receivable from participants, maturing through 2036, interest rates ranging from 5.25% to 10.50%		9,254,166
	Total - Participant Directed Investments			$532,384,150

*	Denotes a party-in-interest.
**	Cost information has been excluded, as it is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CPKC 401(k) SAVINGS PLAN

Date: June 17, 2026	/s/ Maeghan Albiston
Maeghan Albiston
Senior Vice President & Chief Human Resources Officer Soo Line Railroad Company

/s/ Sara Janssen
Sara Janssen
Vice President, Finance Soo Line Railroad Company

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Armanino LLP